UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                  FORM 4

[ ] Check this box if no longer                  OMB APROVAL
    subject to Section 16. Form 4 or             OMB NUMBER:  3235-0287
    Form 5 obligations may continue.             Expires: September 30, 1998
    See Instruction 1(b).                        Estimated average burden
                                                 hours per response........0.5

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

  Morgan Stanley & Co. Incorporated
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     (Last)                         (First)                      (Middle)

  1585 Broadway
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                                   (Street)

  New York                            NY                              10036
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     (City)                         (State)                           (Zip)


2.   Issuer Name and Ticker or Trading Symbol

     Allscripts, Inc. (MDRX)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

     08/99
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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7.   Individual or Joint/Group Filing (Check Applicable Line)

        Form filed by One Reporting Person
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 X      Form filed by More than One Reporting Person
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      Table I -- Non-Derivative Securities Acquired, Disposed of, or
                            Beneficially Owned

1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                            (Month/                                                                    (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)   Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock              08/17/99     S             300    (D)   15.69           5,926,552              I(2)            through
                                                                                                                       partnerships
Common Stock              08/17/99     S             500    (D)   14.94
Common Stock              08/17/99     S             700    (D)   15.00
Common Stock              08/17/99     S             200    (D)   15.06
Common Stock              08/17/99     S             600    (D)   14.56
Common Stock              08/17/99     S             600    (D)   14.50
Common Stock              08/18/99     S             300    (D)   14.81
Common Stock              08/18/99     S             300    (D)   14.94
Common Stock              08/18/99     S             300    (D)   14.88
Common Stock              08/18/99     S             200    (D)   15.13


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

1.   Title of Security    2. Trans-  3. Trans-     4. Securities Acquired  5. Amount of Securities  6. Ownership      7. Nature of
     (Instr. 3)              action     action        (A) or Disposed of      Beneficially Owned       Form: Direct      Indirect
                             Date       Code          (D) (Instr. 3, 4        at End of Month          (D) or In-        Beneficial
                                        (Instr.8)     and 5)                  (Instr. 3 and 4)         direct (I)        Ownership
                            (Month/                                                                    (Instr. 4)        (Instr. 4)
                             Day/                         (A) or
                             Year)    Code    V    Amount   (D)   Price
------------------------- ---------   ----   ---   -------  --- ---------  --------------------     --------------    -------------
Common Stock              08/18/99     S            1100    (D)   15.63
Common Stock              08/18/99     S             300    (D)   15.75
Common Stock              08/18/99     S            2500    (D)   15.50
Common Stock              08/18/99     S             300    (D)   16.06
Common Stock              08/18/99     S             300    (D)   15.94
Common Stock              08/24/99    P(1)           300    (A)   14.94
Common Stock              08/24/99     P             400    (A)   14.75
Common Stock              08/24/99     P             900    (A)   14.38
Common Stock              08/25/99     P             800    (A)   13.63
Common Stock              08/25/99     P             400    (A)   13.90
Common Stock              08/25/99     P             400    (A)   14.06
Common Stock              08/25/99     P             500    (A)   14.44
Common Stock              08/27/99     P            1800    (A)   14.19
Common Stock              08/27/99     P             400    (A)   14.31
Common Stock              08/27/99     P             400    (A)   14.25
Common Stock              08/27/99     P            2200    (A)   13.44


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
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1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
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Explanation of Responses:

(1) Pursuant to Section 16(b), the reporting person has disgorged to the issuer all profit resulting from the reported trades.

(2) Securities are owned directly by Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors, III L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. The reporting persons disclaim beneficial ownership of the securities held at month end, except to the extent of their pecuniary interests as parent companies of the general partner of the above-named partnerships.

This form is also being filed by Morgan Stanley Dean Witter & Co. ("MSDW"), the parent company of the reporting person. MSDW's mailing address appears in
Item 1.


MORGAN STANLEY & CO. INCORPORATED
MORGAN STANLEY DEAN WITTER & CO.




By: /s/ Ralph Pellecchio                                        9/8/99
    -------------------------------                    ------------------------
    **Signature of Reporting Person                              Date




**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1474 (7-96)